GENERAL EMPLOYMENT ENTERPRISES, INC.

184 SHUMAN BOULEVARD, SUITE 420

NAPERVILLE, IL 60563

June 4, 2015

Ms. Erin E. Martin

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:  General Employment Enterprises, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-204080

Dear Ms. Martin:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statements so that such Registration Statements will become effective as of 4:30pm on June 8, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

  Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GENERAL EMPLOYMENT ENTERPRISES, INC.

By: /s/ Andrew J. Norstrud

Name: Andrew J. Norstrud

Title: Chief Financial Officer